Filed by TelecityGroup plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Interxion Holding N.V.

Commission File Number: 001-35053

Date: March 9, 2015

TelecityGroup and Interxion All-Share Merger 9 March 2015

1 This communication comprises written materials for a presentation concerning the proposed merger of TelecityGroup plc (“TelecityGroup”) and Interxion Holding N.V. (“Interxion”), expected to be structured as an offer by TelecityGroup or a subsidiary of TelecityGroup for all of Interxion’s issued and to be issued share capital. This communication and the presentation are being made available only to and directed only at (a) persons who have professional experience in matters relating to investments falling within Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) persons falling within Article 49(2)(a) to (d) of the Order or (c) other persons to whom it may otherwise be lawfully communicated (each such person a “relevant person”). This presentation is provided to you for information purposes only. It and its contents are confidential and may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose without the written consent of TelecityGroup and Interxion. Forward-Looking Statements This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations are the risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”). In addition, there can be no assurance that the proposed business combination will be completed in a timely manner, or at all. Interxion does not assume any obligation to update the forward-looking information contained in this report. No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication. Important Information TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a tender offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person. The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. No statement in this presentation is intended as a profit forecast or profit estimate and no statement in this presentation should be interpreted to mean that earnings per TelecityGroup or Interxion ordinary share for any period would necessarily match or exceed the historical published earnings per TelecityGroup or Interxion shares. Disclaimer

2 Today’s Presenters David Ruberg CEO Interxion Eric Hageman CFO TelecityGroup

Definitive Agreement on All-Share Merger

Key transaction terms

- Terms of recommended merger are as announced on 11 February 2015
  - All-share merger, structured as an offer by TelecityGroup for Interxion
  - Interxion shareholders will receive 2.3386 new TelecityGroup shares per Interxion share
  - TelecityGroup shareholders will own approximately 55%, and Interxion shareholders approximately 45%, of the combined group
- Primary listing for the combined group will be on the London Stock Exchange with a U.S. listing for TelecityGroup's existing ADR programme contemplated on either the New York Stock Exchange or NASDAQ
- Directors of Interxion and Baker Capital entities have irrevocably committed, in respect of their aggregate holding of approximately 28.13% of Interxion's outstanding share capital, not to sell their Interxion shares before completion of the transaction and to accept the offer to be made by TelecityGroup in respect of their Interxion shares
- Directors of TelecityGroup have irrevocably committed to vote in favour of the resolutions to be proposed at a general meeting of TelecityGroup shareholders to approve the merger and issue the new TelecityGroup shares
- Subject to, among other things, approval from TelecityGroup shareholders, receipt of valid acceptances of the offer from holders of Interxion shares[1] and all relevant regulatory and anti-trust approvals, completion is anticipated in the second half of 2015

[1] A minimum of 95% of the total issued share capital of Interxion (or, at TelecityGroup's election, not less than 80%).

TelecityGroup
where content meets connectivity
interxion

3

4 A Transformational Opportunity Creating a compelling growth platform in the industry Developing our business to meet evolving market needs .Diverse, complementary and growing customer communities of interest .Complementary and comprehensive geographic footprint. Wide range of connectivity and access to all major cloud platforms. Secure and high quality infrastructure. Excellent reputations based on over 15 years of best-in-class operating performance .Enhanced the value proposition to meet evolving customer demands .Multi-site advantages, including multi-site solutions and inter-site connectivity .Better landing points for access to European customers and expanded gateways into global markets .New services as enterprise data and digital applications migrate to cloud .Improved positioned to participate in global opportunities Creating a leading pan-European data centre platform with an enhanced geographic footprint and connectivity choice which gives our combined communities of interest improved access to the global digital market Leveraging core strengths of both companies to deliver growth and value to customers, partners and investors Enhancing our ability to capture a greater share of the global market

5 Combination of Two Outstanding Data Centre Companies 1 The phased delivery of customer power in line with customer usage results in a natural lag of the physically installed power. Combined asset base, solutions and go-to-market well positioned to capitalise on expanding customer needs .A provider of data centres in Europe serving circa 2,500 customers .High levels of connectivity with rich and growing customer ecosystems .Access to Europe’s major network operators, ISPs and internet exchange points .39 data centres across Europe .112MW1 of available customer power .A provider of data centre services supporting circa 1,500 customers .Thriving and growing communities for the finance, digital media and cloud sectors .500+ connectivity providers and internet service providers .39 data centres across Europe .99MW1 of available customer power Complementary assets and infrastructures in place to support the vision of the combined group

6 Complementary Geographic Footprint With Presence in Key Gateway Markets Note: All data as per FY2014 results 1 Preliminary assessment of fitted out space based on methodology equivalent to Interxion’s definition. Combines 78 data centres across 19 cities Combined Group Available customer power (MW) 112 99 211 Fitted out space ('000 sqm) 1111 93 204 Number of data centres 39 39 78 Number of cities 12 13 19 Average number of employees 750 500 1,250 Illustrative combined footprint Customer access to over 90% of European GDP with gateways to key global markets TelecityGroup / Interxion Interxion TelecityGroup Amsterdam Manchester Stockholm Brussels Copenhagen Istanbul Middle East and Asia Africa US US Eastern Europe London Paris Dublin Warsaw Vienna Zurich Sofia Madrid Dusseldorf Frankfurt Helsinki Milan Marseille

7 Greater Choice, More Services and Expanded Access to Markets A compelling value proposition for customers addressing dynamic and expanding market opportunities Combines 78 data centres Increases geographic coverage Delivers new products and services Creates best-in-class sales force Additional customer benefits Improved multi-site / multi-country products and services Wide range of connectivity and access to all major cloud platforms Enhanced customer offerings and product choice Continued data centre innovation and delivery of managed services on an expanded scale Expanded gateways to growing markets in US, Africa, Middle East, Eastern Europe and Asia Combined group will be able to deliver additional customer benefits that will continue to attract customers and further advance our communities of interest Operational excellence and enhanced customer service

8 Highly Attractive Financial Profile Before Synergies Note: Side-by-side and combined financials are presented for illustrative purposes only and have not been adjusted for accounting differences nor purchase accounting. Adjusted EBITDA as per respective company’s definition. Financial profile of TelecityGroup and Interxion based on FY2014 full year results, before synergies. Interxion income statement and cash flow items converted at EUR/GBP of 0.8058 (2014 average); balance sheet items converted at EUR/GBP 0.7762 (spot as of 31-Dec-2014). These do not represent pro forma financial information 1 Defined as adjusted EBITDA minus Capex. ² Net Debt defined as gross debt less cash. Net Adj. Leverage Ratio defined as Net Debt divided by Adj. EBITDA. Illustrative financial metrics for combined group (£m, Except Percentages and Ratios) Combined Group Revenue £349 £274 £623 Adj. EBITDA £164 £118 £282 % Margin 47% 43% 45% Capex £129 £174 £303 Operating Cash Flow1 £35 £(56) £(21) Total Assets £935 £911 £1,846 Net Debt² £317 £358 £675 Net Adj. Leverage Ratio² 1.9x 3.0x 2.4x Revenue and EBITDA Capex and Cash Flow Balance Sheet

9 Enhanced Shareholder Returns Deliver profitable growth and enhanced free cash flow generation Strengthened revenue growth and significant synergies Enhanced cash flow generation and optimised capital allocation .Cross-selling of products and services .Leveraging TelecityGroup’s existing managed services .Strong content and connectivity, facilitating further development of our communities of interest .Optimisation of operations / best practices .Cost efficiencies and economies of scale .Continuous portfolio optimisation and increase in occupancy rate .Optimised capital expenditures to deliver the full value of the new portfolio .Focus on return on capital .Attractive returns to shareholders .Better access to capital markets, attractive financing costs and stronger balance sheet Deliver on synergies Best-in-class infrastructure: expanded and diversified geographic coverage Leverage best practices Develop managed services on an expanded scale Strong mutual fit for successful integration Value creation and sustainable shareholder returns

10 Significant Synergy and Value Creation Potential Note: Growth opportunities, cost savings and capex savings are shown on an annual basis at full run-rate Net present value of synergy opportunities of £575m - £625m Growth opportunities and cost savings (annual) EBITDA impact of c. £10m (growth) and c. £30m (savings) p.a. Capex savings c. £15m p.a. (annual) and c. £150m in additional one-off capex savings Other incremental benefits Clear upside opportunity Enhanced growth and cross-selling opportunities, rationalise duplication, savings on procurement and corporate departments Reduced cost for new builds and optimised capex in addition to one-off capex savings from cancellation of specific projects Financial synergies, including cost of capital, tax, and commercial synergies 35% of annual EBITDA synergies by 2016, 70% by 2017 and 100% by 2018 50% of annual capex savings by 2017 and 100% by 2018 £30m of exceptional implementation costs to realise synergies by the end of 2016 Total NPV of £300m Total NPV of £275m - £325m

11 Drivers, phasing and cost to realise Significant Synergy and Value Creation Potential Synergy (run-rate) Time to full capture Cost to realise EBITDA synergy from growth opportunities £10m 2-3 years Reduction of duplicate functions £12m 0-2 years Sales, general and administrative £13m 0-3 years Operations and support £5m 2-3 years EBITDA synergy from cost savings £30m £30m As % of combined 2014 operating expenses¹ 8.8% Total Annual EBITDA synergy £40m £30m Annual capex synergies £15m 1-3 years Annual capex synergy Note: Year 1 corresponding to first full year post-completion 1 Calculated as EBITDA synergy from cost savings (c. £30m) divided by sum of TelecityGroup and Interxion operating expenses (£341m), defined as revenue minus EBITDA, before synergies and not adjusted for any accounting differences. Cost savings Growth opportunities Total EBITDA synergy c. £150m in additional one-off capex savings from cancellation of specific projects One-off capex synergy

12 Disciplined Capital Strategy to Drive Profitable Growth and Shareholder Value Combined group will pursue a profitable growth strategy with a disciplined capital allocation approach and a clear commitment to returning cash to shareholders with a focus on delivering shareholder value Capital allocation Shareholder value creation Balance sheet and capital efficiency Sources and uses of cash Liquidity Capital returns Rigorous capital allocation framework Target Net Debt / EBITDA of up to 3.0x Seek to maintain IRR > 20% Disciplined M&A Maintain strong liquidity position Buyback programme of up to £800m upon closing of the transaction Dividend Policy Expected gradual increase in dividend payout towards 50% Capital strategy framework

Anticipated Timetable

Indicative timeline of completion


H1 2015
H2 2015
Preliminary announcement (11 Feb)
Announce binding merger agreement (9 March)
Progress UKLA Class 1 Circular
Progress US registration statement and listing
Antitrust filings submitted
TelecityGroup shareholder documents posted
Offer document posted to Interxion shareholders
TelecityGroup shareholder meetings
Anticipated completion

TelecityGroup where content meets connectivity | interxion

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14 Customer Benefits. Service Excellence. Value Creation. Compelling Transaction for All Stakeholders Significant Customer Benefits .Enhanced customer communities of interest .Broader geographic footprint and enhanced gateways to access global markets .Wide range of connectivity and access to all major cloud platforms .Improved multi-site / multi-country products and services .Combined operational excellence and enhanced customer service Service Excellence Driven by Talented Employees .A culture of service excellence and continuous data centre innovation .Highly capable, motivated and collaborative workforces .Access to greater career opportunities in a larger international structure .Focused CSR programme with emphasis on managing environmental impact Delivering Profitable Growth and Shareholder Value .Disciplined, rigorous focus on sustainable cash flow generation .Compelling synergies through operational excellence and integration benefits .Revenue growth, margin expansion and improved free cash flow generation .Create scale and financial capacity to deliver attractive and growing shareholder value returns

15 Highly compelling strategic combination .Opportunity to provide customers with greater product choice and solutions for their dynamic and expanding needs .Better positioned to participate in global opportunities .Significant synergy and shareholder value creation potential .Clear strategy to pursue a disciplined profitable growth strategy alongside a clear commitment to returning cash to shareholders and delivering overall shareholder value .Completion anticipated in the second half of 2015 Enhancing value for all stakeholders Conclusion

Appendix

Governance Structure

Balanced between TelecityGroup and Interxion


David Ruberg, CEO
Interxion Independent Non-Executive Director
Interxion Independent Non-Executive Director
Interxion Independent Non-Executive Director
John Hughes, Chairman
TelecityGroup
interxion
John Baker, Deputy Chairman
Eric Hageman, CFO
TelecityGroup Independent Non-Executive Director
TelecityGroup Independent Non-Executive Director
TelecityGroup Independent Non-Executive Director

- John Hughes will be Chairman of the combined group, with John Baker as Deputy Chairman
- David Ruberg will remain as Chief Executive Officer for a period of 12 months while an appropriate successor can be identified and recruited
- Eric Hageman will be Chief Financial Officer
- The board of the combined group will be a balance of three independent non-executive directors from each of TelecityGroup and Interxion

TelecityGroup where content meets connectivity | interxion
17

18 Items Bases Interxion share price (undisturbed) $26.47 Undisturbed share price, as at close of business on 9 February 2015 Interxion share price $29.87 As at close of business on 6 March 2015 TelecityGroup basic number of shares 203.0m TelecityGroup fully diluted number of shares 204.8m Interxion basic number of shares 69.4m Interxion fully diluted number of shares 70.8m Bases